Exhibit 99.1

Volvo Investing in a New Production Facility for Trucks In Russia

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 19, 2007--The Volvo Group (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) is investing a total of SEK 935 M in an assembly facility for trucks in Russia. The investment is being made to meet increasing demand on the fast-growing markets in Russia and the former countries in the Soviet Union. The new facility will have a capacity of 10,000 Volvo trucks and 5,000 Renault trucks per year.

The facility will be located in the city of Kaluga, approximately 200 kilometers southwest of Moscow. A final agreement with the authorities in Kaluga is expected to be signed in the near future and the new facility is scheduled to be completed in 2009.

Sales on the Russian market of new western trucks have increased by nearly 100% annually during the past two years and the Volvo Group's sales on the Russian market have had a similar development. Since 2003, sales of new Volvo trucks have grown from slightly less than 500 vehicles to 2,500 last year. Renault Trucks, which became established on the Russian market in 2004, has also increased its sales and sold 600 trucks last year.

In addition, the demand for used trucks from Western Europe has been strong in Russia (about 5,000 used Volvo trucks were imported in 2006), but Russian customers are now increasingly choosing to purchase new vehicles. Continued increased demand for new vehicles from Western Europe is expected in the years immediately ahead.

Since 2003, the Volvo Trucks has operated a smaller assembly plant in Zelenograd just outside Moscow. The facility has a capacity of about 500 vehicles a year and is today working at full capacity.

In 1973, Volvo Trucks was the first Western truck manufacturer to deliver vehicles to what was then the Soviet Union. Today, about 31,000 Volvo trucks roll on Russian roads, corresponding to 23% of the total foreign-make fleet. This makes Volvo by far the largest brand on the market.

Through the sales of mainly used trucks, Renault Trucks has also succeeded in building a strong position on the Russian market and today there are a total of about 12,000 Renault trucks in operation in Russia.

Volvo Trucks recently invested SEK 100 M in a wholly-owned service facility strategically located just south of St. Petersburg on the expressway to Moscow. Currently, Volvo Trucks already has 31 authorized service locations throughout Russia.

Since becoming established in Russia in 2004, Renault Trucks has built a service network at a rapid pace and currently has 17 service centers in the country.

April 19, 2007

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 83,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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CONTACT: The Volvo Group
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